EXHIBIT 12.2
Corporate Office Properties, L.P.
Ratio of Earnings to Fixed Charges
(Dollars in thousands)

Three Months Ended March 31, 2014
Earnings:
Income from continuing operations before equity in income of unconsolidated entities and income taxes	$5,664
Fixed charges (from below)	22,567
Amortization of capitalized interest	577
Distributed income of equity investees	53
Subtract:
Capitalized interest (from below)	(1,589)
Preferred distributions of other consolidated entities	(4)
Total earnings	$27,268

Fixed charges:
Interest expense on continuing operations	$20,827
Capitalized interest (internal and external)	1,589
Interest included in rental expense	147
Preferred distributions of other consolidated entities	4
Total fixed charges	$22,567

Ratio of earnings to fixed charges	1.21